SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: April 19, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

Enclosed:

Press Release of April 19, 2004

TABLE OF CONTENTS

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 19, 2004	By:	/s/ Beverly A. Bartlett BEVERLY A. BARTLETT Corporate Secretary

April 19, 2004

IVANHOE MINES APPOINTS INVESTMENT BANKS
TO REVIEW STRATEGIC ALTERNATIVES

NEW OYU TOLGOI RESOURCE ESTIMATE EXPECTED SHORTLY

ULAANBAATAR, MONGOLIA — Robert Friedland, Chairman of Ivanhoe Mines, announced today that CIBC World Markets and Citigroup Global Markets have been retained by Ivanhoe to evaluate strategic alternatives for the company’s Oyu Tolgoi (Turquoise Hill) copper/gold project in Mongolia.

Mr. Friedland said that Ivanhoe has been approached by several leading international mining companies with respect to a possible transaction relating to the Oyu Tolgoi Project. The investment banks will help to evaluate the various options available to the company.

An updated, independent resource estimate of the Oyu Tolgoi project currently is being prepared by AMEC of Canada and is expected to be issued in the next few weeks. The new resource estimate will be incorporated into a Revised Independent Scoping Study that is expected to be issued in June.

The new Scoping Study, which will be prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, will fully incorporate the recommendations of Ivanhoe’s President John Macken, who joined Ivanhoe in January, 2004, after a 19-year career with Freeport McMoran Copper and Gold in a number of senior positions, including Executive Vice-President and General Manager at Freeport’s Grasberg mining complex in Indonesia.

Ivanhoe Mines is the 100% owner of the Oyu Tolgoi project. Ivanhoe also holds or controls exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the NASDAQ National Market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the pursuit of strategic alternatives and a possible transaction relating to the Oyu Tolgoi project, and the planned updated resource estimate and revised scoping study at the Oyu Tolgoi project, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada, Australia and the United States.